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SE 09041433 OMMISSION

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SEC FILE NUMBER
8-67244

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/08** (MM/DD/YY) AND ENDING **09/30/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Eagle Fund Distributors, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

St. Petersburg	**Florida**	**33716**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Franz, II **727-567-1000**
(Area Code . Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street	**Suite 1700**	**Tampa**	**Florida**	**33602**
(Address)	(City)		(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

12/9/09

EAGLE FUND DISTRIBUTORS, INC.
(a wholly-owned subsidiary of Eagle Asset Management, Inc.)

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2009

SUMMARY OF CONTENTS

EAGLE | Family of Funds

880 Carillon Parkway
St. Petersburg, FL 33716
p: 800.421.4184 | eaglefunds.com

November 25, 2009

Gentlemen:

We, the undersigned, officers of Eagle Fund Distributors, Inc., have caused an audit to be made in accordance with the prescribed regulations and have arranged for the preparation of the Annual Financial Statements and supplementary schedules.

OATH OR AFFIRMATION

We, Richard J. Rossi and Richard B. Franz II, officers of Eagle Fund Distributors, Inc., affirm to the best of our knowledge and belief, that the accompanying financial statements and supporting schedules pertaining to the firm of Eagle Fund Distributors, Inc., as of September 30, 2009, are true and correct. We further affirm that neither the company nor any principal officer nor director has any proprietary interest in any account classified solely as that of a customer.

Chairman

Principal Financial Officer

State of Florida
County of Pinellas

Before me personally appeared Richard J. Rossi and Richard B. Franz II, to me well known and known to me to be the persons described in and who executed the foregoing instrument, and acknowledged to me and before me, that Richard J. Rossi and Richard B. Franz II executed said instrument for the purposes therein expressed.

WITNESS, my hand and official seal this 25th day of November, A.D., 2009.

Notary Public
State of Florida at Large

My commission expires: 9-24-11

Notary Public State of Florida
Kelley Cole
My Commission DD718732
Expires 09/24/2011

KPMG
KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Independent Auditors' Report

The Board of Directors
Eagle Fund Distributors, Inc.:

We have audited the accompanying statement of financial condition of Eagle Fund Distributors, Inc. (a wholly owned subsidiary of Eagle Asset Management, Inc.) (the Company) as of September 30, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Eagle Fund Distributors, Inc. as of September 30, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 25, 2009
Certified Public Accountants

EAGLE FUND DISTRIBUTORS, INC.
(a wholly-owned subsidiary of Eagle Asset Management, Inc.)

STATEMENT OF FINANCIAL CONDITION
September 30, 2009

Assets		
Cash and Cash Equivalents	$	6,514,250
Receivables from Affiliates		14,937
Receivables from Affiliated Mutual Funds		1,806,894
Other Receivables		3,125
Deferred Income Taxes		88,963
Property and Equipment, Less Accumulated Depreciation of $13,668		4,744
Prepaid Expenses and Other Assets		72,955
Total Assets	$	8,505,868
Liabilities and Stockholder's Equity		
Accrued Compensation, Commissions and Benefits	$	4,907,780
Income Taxes Payable		88,963
Payables to Affiliates		68,692
Accrued Expenses and Other Liabilities		12,533
Total Liabilities		5,077,968
Stockholder's Equity:		
Common Stock - $.01 Par Value; Authorized 100 Shares; Issued and Outstanding 100 Shares		1
Additional Paid-in Capital		11,235,656
Accumulated Deficit		(7,807,757)
Total Stockholder's Equity		3,427,900
Total Liabilities and Stockholder's Equity	$	8,505,868

See Accompanying Notes to Financial Statements.

EAGLE FUND DISTRIBUTORS, INC.
(a wholly-owned subsidiary of Eagle Asset Management, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

Eagle Fund Distributors, Inc. (the "Company" or "EFD") is a Florida corporation and a wholly-owned subsidiary of Eagle Asset Management, Inc. ("EAM" or the "Parent"). EAM is a wholly-owned subsidiary of Raymond James Financial, Inc. ("RJF"). The Company, a broker-dealer registered with the Securities and Exchange Commission, is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company serves as principal underwriter for the Eagle Family of Funds (the "Funds") by promoting and soliciting orders for the purchase of shares of the Funds.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The Company conforms to its Parent's fiscal year end of September 30th. The Statement of Financial Condition is prepared in conformity with U.S. generally accepted accounting principles, the more significant of which are summarized below.

Management Estimates and Assumptions

The preparation of the Statement of Financial Condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates and could have a material impact on the Statement of Financial Condition.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments with original maturities of 90 days or less.

Receivables from Affiliated Mutual Funds

Receivables include distribution fees receivable and C share receivable. Distribution fees receivable relates to fees for marketing the mutual funds. C share receivable includes reimbursement for 12b-1 advances made to financial advisors. EFD will be repaid either through contingent deferred sales charges when the shareholder of the mutual fund liquidates or through 12b-1 fees retained.

Property and Equipment

Property and equipment consists primarily of office furniture and equipment and is stated at cost less accumulated depreciation. Depreciation of assets is provided using the straight line method over the estimated useful lives of the assets, which range from two to five years.

Additions, improvements and expenditures for repairs and maintenance that extend the useful life of an asset are capitalized.

Payables

Payables include commission payable on mutual funds which are marketing fees paid to Raymond James & Associates ("RJ&A"), an affiliated company, and outside broker dealers.

Fair Value

The Company adopted the "Fair Value Measurements" and "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active" pronouncements on October 1, 2008. The adoption of these pronouncements did not have an impact on the financial position of the Company. The pronouncements define fair value, establish a framework for measuring fair value and expand disclosures about fair value measurements required under other accounting pronouncements, but do not

change existing guidance as to whether or not an instrument is carried at fair value. Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Effective October 1, 2008, the Company adopted the accounting guidance which allows companies to elect to follow fair value accounting for certain financial assets and liabilities on an instrument by instrument basis. In adopting this guidance the Company elected not to choose the fair value option for any financial assets and liabilities.

Income Taxes

The results of operations of the Company are included in the consolidated federal and certain state income tax returns of RJF. The Company utilizes the asset and liability method of accounting for income taxes in accordance with GAAP. The objectives are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact the Company's financial position.

The fiscal 2009 income tax liability was calculated on a pro rata basis using the blended federal and state income tax rates as determined by RJF and by applying consolidated return limitations on all appropriate items including, but not limited to, capital gains, tax credits and charitable contributions. Accordingly, the Company recognizes tax benefits associated with losses to the extent tax benefits are able to be recognized by RJF in the consolidated return. RJF reimbursed the Company for the income tax benefits provided to RJF.

The Company recognizes liabilities for uncertain income tax positions based on a two-step process. First, income tax benefits can be recognized in financial statements for a tax position if it is considered "more likely than not" of being sustained on audit based solely on the technical merits of the income tax position. Second, if the recognition criteria are met, the amount of income tax benefits to be recognized is measured based on the largest income tax benefit that is more than 50 percent likely to be realized on ultimate resolution of the tax position. Since its implementation, the Company has recognized no adjustment in the net liability for unrecognized tax benefits. See Note 5 of the Notes to Financial Statements for further information on the Company's income taxes.

Legal Reserves

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount; if the most likely amount is not determinable, the Company accrues at least the minimum of the range of probable loss.

The Company records reserves related to legal proceedings in Accrued Expenses and Other Liabilities. The determination of these reserve amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and validity of the claim; the possibility of wrongdoing on the part of an employee of the Company; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. Lastly, each case is reviewed to determine if it is probable that insurance coverage will apply, in which case the reserve is reduced accordingly.

NOTE 3 - RELATED PARTY TRANSACTIONS:

The Company participates with its Parent and affiliates in certain expense sharing agreements. At September 30, 2009, Receivables from Affiliates of $14,937 and Payables to Affiliates of $68,692 reflect amounts receivable and payable for these related party transactions.

NOTE 4 - NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934. The Company, a member firm of the Financial Industry Regulatory Authority ("FINRA") is also subject to the rules of FINRA, whose requirements are substantially the same. Rule 15c3-1 also provides for an "alternative net capital requirement" which the Company has elected. It requires that the minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit items arising from client transactions. At September 30, 2009 the Company had no aggregate debit items and therefore the minimum net capital of $250,000 is applied.

	September 30, 2009
Net Capital	$ 1,460,424
Less: Required Net Capital	(250,000)
Excess Net Capital	$ 1,210,424

NOTE 5 - FEDERAL AND STATE INCOME TAXES:

The major deferred tax asset (liability) items are as follows:

	September 30, 2009
Deferred Tax Assets:	
State NOL Carryover	$ 40,122
Capital Expenditures	69,689
Deferred Compensation	21,973
Accrued Expenses	16,893
Gross Deferred Tax Assets	148,677
Less Valuation Allowance	(40,122)
Total Deferred Tax Assets	108,555
Deferred Tax Liabilities:	
Accelerated Depreciation	(19,592)
Total Deferred Tax Liabilities	(19,592)
Net Deferred Tax Assets	$ 88,963

The Company has recorded a deferred tax asset at September 30, 2009. The Company has gross tax effected net operating loss carryforwards for state income tax purposes of approximately $61,700, which are available to reduce future taxes, if any. These net operating loss carryforwards expire through the year 2029. The valuation allowance for the fiscal year ended September 30, 2009 relates to net operating losses generated from the Company's single entity state income tax filings and management's belief that, based on the Company's historical operating losses, projection of future losses, scheduled reversal of taxable temporary differences, and tax planning strategies, it is more likely than not that the loss carryforwards will expire unutilized. The valuation allowance decreased by $15,992 during the fiscal year ended September 30, 2009.

The Company recognized no liability for unrecognized tax benefits.

The Company is included in the consolidated income tax returns of RJF in the U.S. federal jurisdiction and certain consolidated states. It also files separate income tax returns in certain states and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examination by tax authorities for years prior to 2009 for federal tax returns and 2005 for state and local tax returns. The 2009 federal income tax return is currently being examined under the IRS Compliance Assurance Program. This program accelerates the examination of key issues in an attempt to resolve them before the tax return is filed. Certain state and local returns are also currently under various stages of audit. The 2009 IRS audit and state audits in process are expected to be completed in fiscal year ending 2010. It is anticipated that there will be no change in the liability for unrecognized tax benefits over the next 12 months.

NOTE 6 - BENEFIT PLANS:

The Company participates in various qualified and non-qualified savings plans of RJF along with other affiliated companies. RJF allocates the cost of providing these plans to the Company based on actual cost per employee, which is recognized as compensation cost throughout the year. The qualified plans include profit sharing, employee stock ownership, 401(k) and employee stock purchase. The profit sharing plan and employee stock ownership plan provide certain death, disability or retirement benefits for all employees who meet certain service requirements. The plans are noncontributory. Contributions by RJF, if any, are determined annually by RJF's Board of Directors on a discretionary basis. The profit sharing plan and employee stock ownership plan benefits become fully vested after six years of qualified service. The 401(k) plan provides for the Company to match 100% of the first $500 and 50% of the next $500 of compensation deferred by each participant annually. The employee stock purchase plan allows employees to choose each year to have up to 20% of their annual compensation specified to purchase RJF's common stock at a 15% discount from market value, subject to certain limitations. The non-qualified plan, available to only select employees, is deferred long-term incentive compensation.

NOTE 7 - COMMITMENTS AND CONTINGENCIES:

As a result of the extensive regulation of the securities industry, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from business. In addition, from time to time regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

The Company is not a defendant or co-defendant in any lawsuits and arbitrations at this time.

NOTE 8 – SUBSEQUENT EVENTS:

The Company has evaluated whether events or transactions have occurred after September 30, 2009 that would require recognition or disclosure in these financial statements through November 25, 2009, which is the issuance of these financial statements.

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Eagle Fund Distributors, Inc.:

In planning and performing our audit of the financial statements of Eagle Fund Distributors, Inc. (a wholly owned subsidiary of Eagle Asset Management, Inc.) (the Company), as of and for the year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 25, 2009
Certified Public Accountants

Eagle Fund Distributors, Inc.

International Headquarters: The Raymond James Financial Center
880 Carillon Parkway I St. Petersburg, FL 33716
800-421-4184 I eaglefunds.com

Statement of Financial Condition

SEPTEMBER 30, 2009

Eagle Fund Distributors, Inc.